UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

Global Ship Lease, Inc.
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y27183 600
(CUSIP Number)

c/o Technomar Shipping Inc. 3-5 Menandrou Str. Kifisia 14561 Athens, Greece Attention: Georgios Giouroukos Telephone: +30 210 6233670
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No.	Y27183 600

1.	NAME OF REPORTING PERSONS
Management Investor Co.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,969,188

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,969,188

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,969,188

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8% (1)

14.	TYPE OF REPORTING PERSON

CO

(1)	Based on 9,942,950 Class A Common Shares outstanding as of the date hereof, based on information received from the Issuer.

CUSIP No.	Y27183 600
1.	NAME OF REPORTING PERSONS
Management Investor Holding Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,969,188

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,969,188

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,969,188

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8% (1)

14.	TYPE OF REPORTING PERSON

CO

(1)	Based on 9,942,950 Class A Common Shares outstanding as of the date hereof, based on information received from the Issuer.

CUSIP No.	Y27183 600

1.	NAME OF REPORTING PERSONS
Shipping Participations Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,969,188

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,969,188

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,969,188

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8% (1)

14.	TYPE OF REPORTING PERSON

CO

(1)	Based on 9,942,950 Class A Common Shares outstanding as of the date hereof, based on information received from the Issuer.

CUSIP No.	Y27183 600
1.	NAME OF REPORTING PERSONS
Shipping Investment Treasurer Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,969,188

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,969,188

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,969,188

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8% (1)

14.	TYPE OF REPORTING PERSON

CO

(1)	Based on 9,942,950 Class A Common Shares outstanding as of the date hereof, based on information received from the Issuer.

CUSIP No.	Y27183 600

1.	NAME OF REPORTING PERSONS
Georgios Giouroukos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,969,188

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,969,188

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,969,188

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8% (1)

14.	TYPE OF REPORTING PERSON

IN

(1)	Based on 9,942,950 Class A Common Shares outstanding as of the date hereof, based on information received from the Issuer.

CUSIP No.	Y27183 600

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A common shares, par value $0.01 per share (the “Class A Common Shares”), of Global Ship Lease, Inc., a Marshall Islands corporation (the “Issuer”), having its principal executive offices at c/o Portland House, Stag Place, London SWIE 5RS, United Kingdom. All share numbers contained in this Schedule 13D give retroactive effect to the one-for-eight reverse stock split of the Class A Common Shares effected on March 25, 2019.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Management Investor Co., a Marshall Islands corporation; Management Investor Holding Inc., a Marshall Islands corporation; Shipping Participations Inc., a Marshall Islands corporation; Shipping Investment Treasurer Inc., a Marshall Islands corporation; and Georgios Giouroukos (“Mr. Giouroukos”), a citizen of Greece (together, the “Reporting Persons”); which may be deemed the beneficial owners of approximately 19.8% of the Issuer’s outstanding Class A Common Shares.

The principal business of each of Management Investor Co., Management Investor Holding Inc., Shipping Participations Inc. and Shipping Investment Treasurer Inc. is acting as a holding company for investments in the shipping industry. Mr. Giouroukos is the sole shareholder of Shipping Investment Treasurer Inc., which is the sole shareholder of Shipping Participations Inc., which is the majority shareholder of Management Investor Holding Inc., which is the sole shareholder of Management Investor Co. The principal business address and principal office address of each of the Reporting Persons is c/o Technomar Shipping Inc., 3-5 Menandrou Str., Kifisia 14561, Athens, Greece.

The identity, present principal occupation/employment, citizenship and business address of the sole director of each of the Reporting Persons other than Mr. Giouroukos are set forth below. None of such Reporting Persons has any executive officers.

	Name	Business Address	Principal Occupation and Employment	Citizenship
	Dimitrios Tsiaklagkanos (Director)	13 Defteras Merarchias Street Alassia Building 18535 Piraeus Greece	Lawyer	Greek

The Reporting Persons, and the persons named in this Item 2 have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons and the persons named in this Item 2 have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 29, 2018, the Issuer, Poseidon Containers Holdings LLC (“Poseidon”), K&T Marine LLC (“K&T” and, together with Poseidon, the “Companies”), GSL Sub One, LLC (the “Poseidon Merger Sub”), GSL Sub Two, LLC (the “K&T Merger Sub”) and, solely for the purposes set forth therein, Management Investor Co. and the other unitholders of the Companies, entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for, among other things, (a) the merger of Poseidon with the Poseidon Merger Sub in exchange for securities of the Issuer (the “Poseidon Merger”) and (b) the merger of K&T with the K&T Merger Sub in exchange for securities of the Issuer (the “K&T Merger” and, together with the Poseidon Merger, the “Mergers”), in each case pursuant to the terms and subject to the conditions set forth in the Merger Agreement.  The Mergers were consummated on November 15, 2018 (the “Closing Date”).  On the Closing Date, in connection with the Mergers, 1,969,188 Class A Common Shares were issued to Management Investor Co.

Item 4.	Purpose of Transaction.

Item 3 above is hereby incorporated herein by reference.

On the Closing Date, (i) the Poseidon Merger was consummated, with Poseidon continuing as the surviving company and an indirect wholly-owned subsidiary of the Issuer, (ii) the K&T Merger was consummated, with K&T continuing as the surviving company and an indirect wholly-owned subsidiary of the Issuer, (iii) the separate existence of Poseidon Merger Sub and K&T Merger Sub ceased and (iv) the Issuer issued to the unitholders of the Companies an aggregate of (a) 3,005,603 Class A Common Shares and (b) 250,000 Series C Preferred Shares, which will be convertible into an aggregate of 12,955,187 Class A Common Shares.

By virtue of the Mergers, on the Closing Date, the certificate of formation of each of K&T and Poseidon became the certificate of formation of the applicable surviving company and the limited liability company agreement of each of K&T Merger Sub and Poseidon Merger Sub became the limited liability company agreement of the applicable surviving company.

As of the Closing Date, the officers of the Issuer consist of Georgios Giouroukos (Executive Chairman), Ian J. Webber (Chief Executive Officer), Anastasios Psaropoulos (Chief Financial Officer & Treasurer) and Thomas Lister (Chief Commercial Officer) and the Board of Directors of the Issuer consists of Mr. Gross, George Giouroukos, Michael Chalkias, Menno Van Lacum, Henry Mannix III, Alain Pitner, Philippe Lemonnier and Alain Wils.

Mr. Giouroukos serves as an executive officer and director of the Issuer. Accordingly, the Reporting Persons may have influence on the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of 1,969,188 Class A Common Shares, representing approximately 19.8% of the Issuer’s outstanding Class A Common Shares.  The Reporting Persons have the shared power to vote and dispose of these Class A Common Shares. Except as set forth in this Item 5, none of the Reporting Persons beneficially owns any Class A Common Shares.

(c)	No transactions in the Class A Common Shares were effected by the Reporting Persons during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Class A Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement

Item 3 above is hereby incorporated herein by reference.

Registration Rights Agreement

On October 29, 2018, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with KEP VI; KIA VIII; CMA CGM; Management Investor Co.; Anmani Consulting Inc., an entity controlled by Mr. Giouroukos; Marathon Founders, LLC; Michael S. Gross and Maas Capital Investments B.V. (the
“Shareholders”) with respect to all Class A Common Shares and other securities of the Issuer held by the Shareholders on the Closing Date. The Registration Rights Agreement became effective on the Closing Date.

Pursuant to the Registration Rights Agreement, the Issuer will, on or before the date that is six months after the Closing Date, file with the Securities and Exchange Commission a shelf registration statement to register the offer and resale of all Registrable Securities (as defined in the Registration Rights Agreement) and use its best efforts to cause such registration statement to be declared effective promptly after filing.

The Registration Rights Agreement provides certain piggyback and demand rights. The Registration Rights Agreement also provides that the Shareholders will not transfer any Registrable Securities between the Closing Date and the date that is six months after the Closing Date (with certain exceptions) and contains customary indemnification and other provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Agreement and Plan of Merger, dated as of October 29, 2018, by and among Poseidon Containers Holdings LLC, K&T Marine LLC, Global Ship Lease, Inc., GSL Sub One LLC, GSL Sub Two LLC and, solely for purposes of Article III, Article XI and Sections 5.2, 6.2 and 6.9 therein, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., Maas Capital Investments B.V., Management Investor Co. and Anmani Consulting Inc. (incorporated by reference to Exhibit 2.1 to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 30, 2018).

Exhibit B – Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 30, 2018).

Exhibit C – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2019	MANAGEMENT INVESTOR CO.

	By:	/s/ Dimitrios Tsiaklagkanos
	Name:	Dimitrios Tsiaklagkanos
	Title:	Director

MANAGEMENT INVESTOR HOLDING INC.

By:	/s/ Dimitrios Tsiaklagkanos
Name:	Dimitrios Tsiaklagkanos
Title:	Director

SHIPPING PARTICIPATIONS INC.

By:	/s/ Dimitrios Tsiaklagkanos
Name:	Dimitrios Tsiaklagkanos
Title:	Director

SHIPPING INVESTMENT TREASURER INC.

By:	/s/ Dimitrios Tsiaklagkanos
Name:	Dimitrios Tsiaklagkanos
Title:	Director

GEORGIOS GIOUROUKOS

/s/ Georgios Giouroukos

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT C
JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment thereto, relating to the Class A common shares, par value $0.01 per share, of Global Ship Lease, Inc.

Date: April 26, 2019	MANAGEMENT INVESTOR CO.

	By:	/s/ Dimitrios Tsiaklagkanos
	Name:	Dimitrios Tsiaklagkanos
	Title:	Director

MANAGEMENT INVESTOR HOLDING INC.

By:	/s/ Dimitrios Tsiaklagkanos
Name:	Dimitrios Tsiaklagkanos
Title:	Director

SHIPPING PARTICIPATIONS INC.

By:	/s/ Dimitrios Tsiaklagkanos
Name:	Dimitrios Tsiaklagkanos
Title:	Director

SHIPPING INVESTMENT TREASURER INC.

By:	/s/ Dimitrios Tsiaklagkanos
Name:	Dimitrios Tsiaklagkanos
Title:	Director

GEORGIOS GIOUROUKOS

/s/ Georgios Giouroukos